Exhibit 99.1

TuanChe Announces Plan to Implement ADS Ratio Change

BEIJING, Jan. 23, 2024 /PRNewswire/ — TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it plans to change the ratio of its American Depositary Shares ("ADSs") to Class A ordinary shares (the "ADS Ratio") from the current ADS Ratio of one (1) ADS to sixteen (16) Class A ordinary shares to a new ADS Ratio of one (1) ADS to two hundred and forty (240) Class A ordinary shares. TuanChe's ADSs will continue to be traded on the Nasdaq Stock Exchange under the symbol "TC."

For TuanChe's ADS holders, the change in the ADS Ratio will have the same effect as a one-for-fifteen reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every 15 existing ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for TuanChe's ADS program, will arrange for the exchange of the current ADSs for the new ones.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on TuanChe's underlying Class A ordinary shares, and no Class A ordinary shares will be issued or canceled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, TuanChe's ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 15 times the ADS trading price before the change.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com